Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (Loss) from continuing operations	$(19,078)	$(8,723)	$(7,838)	$6,237	$28,449

Additions:
Income taxes	5,620	7,120	3,248	223	5,852
Minority interest in earnings of consolidated subsidiaries	20,565	16,715	21,587	9,186	5,878
Fixed charges, as shown below	19,293	16,232	12,356	10,868	18,655
Distributions received from equity-method investees	—	940	1,796	7,269	3,993
	45,478	41,007	38,987	27,546	34,378

Subtractions:
Equity in income of investees	165	168	1,402	3,651	4,929
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	165	168	1,402	3,651	4,929
Earnings as adjusted	26,235	32,116	29,747	30,132	57,898
Fixed charges:
Interest on indebtedness, expensed or capitalized	11,342	9,025	6,472	4,912	12,324
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,330	2,213	1,305	2,370	3,897
Interest within rent expense	5,621	4,994	4,579	3,586	2,434

Total fixed charges	$19,293	$16,232	$12,356	10,868	18,655
Ratio of earnings to fixed charges	1.36	1.98	2.41	2.77	3.10